SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated April 29, 2004.
2.	Announcement dated April 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 10, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

PCCW announces that, on 29 April 2004, PCCW held the EGM at which the ordinary resolution set out in the notice of the EGM dated 26 March 2004 was passed.

This announcement is made further to the joint announcement dated 5 March 2004 (the “Joint Announcement”) made by PCCW Limited (“PCCW”) and Dong Fang Gas Holdings Limited (“DFG”) and the circular dated 26 March 2004 (“Circular”) sent by PCCW to the PCCW Shareholders and the DFG Shareholders in relation to, among other things, the proposed acquisition of various property interests of PCCW by DFG. Unless otherwise stated, terms defined in the Joint Announcement and the Circular have the same meanings in this announcement.

Results of the Extraordinary General Meeting

PCCW is pleased to announce that the ordinary resolution approving the Acquisition Agreement dated 5 March 2004 (pursuant to which DFG has conditionally agreed to acquire the Sale Shares and the Sale Assets from PCCW) and all the other transactions contemplated in the Acquisition Agreement (the “Ordinary Resolution”) was approved by the PCCW Shareholders at the EGM held on 29 April 2004.

The Ordinary Resolution was approved by way of poll. The vote-taking at the EGM was scrutinized by Computershare Hong Kong Investor Services Limited, the Company's Share Registrars. At the EGM, there were 79 PCCW Shareholders present and vote and they held an aggregate of 2,051,806,294 shares in the capital of PCCW, representing 38.22% of the total issued share capital of PCCW at the date of the EGM. The Ordinary Resolution was approved by 2,050,737,515 votes, representing approximately 99.95% of all the votes held by the PCCW Shareholders present and voting in person or by proxy at the EGM. 1,068,779 votes were cast against the Ordinary Resolution, representing approximately 0.05% of all the votes held by the PCCW Shareholders present and voting in person or by proxy at the EGM. There were no restrictions on any PCCW Shareholders casting votes on the Ordinary Resolution.

Completion of the Transaction

Subject to all the other conditions precedent to the Acquisition Agreement having been fulfilled or waived (as the case may be), completion of the Transaction is expected to take place on 10 May 2004.

By Order of the Board Hubert Chak Company Secretary

Hong Kong, 29 April, 2004

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements in this announcement misleading.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PLACING OF SHARES OF DONG FANG GAS HOLDINGS LIMITED
BY PCCW LIMITED

A wholly-owned subsidiary of PCCW has agreed to place, through the Placing Agent, the Placing Shares at HK$2.65 per DFG Share, subject to Completion taking place.

Investors should exercise caution when dealing in the DFG Shares as Completion is subject to a number of conditions precedent and, accordingly, Completion or the Placing may or may not proceed.

Trading in the securities of DFG was suspended at DFG’s request with effect from 9:30 a.m. on 30th April, 2004 pending the release of this announcement. An application will be made by DFG for trading in the securities of DFG to resume with effect from 9:30 a.m. on 3rd May, 2004.

This announcement is made by DFG pursuant to Rule 13.05 of the Listing Rules and PCCW is issuing this announcement voluntarily to provide information to its shareholders and to the public.

Reference is made to (a) the joint announcement issued by PCCW and DFG dated 5th March, 2004 (the “Announcement”) in relation to, among other things, the Transaction; (b) the circular of DFG dated 2nd April, 2004 (the “Circular”) containing, among other things, further details on the Transaction; (c) the announcement of DFG dated 28th April, 2004 in relation to, among other things, the results of the SGM; and (d) the announcement of PCCW dated 29th April, 2004 in relation to, among other things, the results of the EGM. Terms defined in the Circular have the same meanings when used in this announcement.

Asian Motion Limited, a wholly-owned subsidiary of PCCW, has entered into a placing agreement dated 30th April, 2004 (the “Placing Agreement”) with Citigroup Global Markets Hong Kong Futures and Securities Limited (the “Placing Agent”), pursuant to which the Placing Agent has agreed to procure placees on an underwritten basis for 237,000,000 DFG Shares (the “Placing Share(s)”), at HK$2.65 per DFG Share (after 10:1 share consolidation under the Capital Reorganisation) and subject to Completion taking place (the “Placing”). The Placing Shares represent approximately 13.43% of the issued share capital of DFG as enlarged by the Consideration Shares. The placing price per Placing Share represents a premium of 47.22% over the issue price of the Consideration Share of HK$1.80 each. It also represents a discount of 36.30% to the adjusted average closing price of the Existing DFG Shares of HK$4.16 for the ten days period ended 29th April, 2004 (after accounting for the 10:1 share consolidation in the Capital Reorganisation).

The placees are to be institutional investors. Both the Placing Agent and the placees to be procured by it are or will be independent third parties (being persons who are not connected persons of DFG or PCCW as defined in the Listing Rules). PCCW's profits (before accounting for expenses) from the Placing are expected to be approximately HK$309 million (The actual profit from the Placing may be different from this amount as it can only be determined upon Completion). It is the intention of Asian Motion Limited to use the net proceeds from the Placing Shares for its general working capital purposes. The Placing does not constitute a notifiable transaction of PCCW under the Listing Rules.

Due to the settlement procedures of CCASS, completion of the Placing is expected to take place on the business day immediately after Completion. The Completion is currently expected to take place at 9:30 a.m. on 10th May, 2004. The Placing will become unconditional immediately after the Completion takes place.

Subject to Completion taking place, the effect of the Placing on the shareholding structure of DFG is as follows:-

Holders of shares	As at the date of this announcement		Immediately upon Completion (after accounting for the effect of the 10:1 share consolidation in the Capital Reorganisation)		Immediately after the Placing
	No. of Existing DFG Shares	%	No. of DFG Shares	%	No. of DFG Shares	%
				(note 2)		(note 2)
PCCW and its Concert Parties	15	-	1,648,333,335	93.42	1,411,333,335	79.99
CSH (Note 3)	500,000,000	43.06	50,000,000	2.83	50,000,000	2.83
Dr. Chan (Note 3)	2,520,900	0.22	252,090	0.01	252,090	0.01
Other Public	658,744,491	56.72	65,874,449	3.74	302,874,449	17.17
Total issued shares	1,161,265,406	100	1,764,459,874	100	1,764,459,874	100
Total public shareholding (Note 3)	658,744,491	56.72	116,126,539	6.58	353,126,539	20.01

Notes:

1.	The above table assumes that there are no changes in DFG’s issued share capital and shareholding interests in DFG after the date of this announcement, save pursuant to the Capital Reorganisation, the Acquisition Agreement and the Placing.

2.	This shows the percentage which the number of DFG Shares shown immediately to its left represents of the existing issued share capital of DFG as enlarged by the issue of the Consideration Shares.

3.	The holding of DFG Shares by CSH and Dr. Chan respectively immediately after Completion will be regarded as being held in the public hands under the Listing Rules, as CSH will no longer be a substantial shareholder of DFG and Dr. Chan will not be a director of DFG or any of its subsidiaries upon Completion.

Assuming there are no other changes in DFG’s issued share capital after the date of this announcement, the public float of DFG would fall to 6.58% after the issuance of the Consideration Shares immediately after Completion. Given a public float of only 6.58%, the Stock Exchange as stated in the Circular, has indicated that no waiver on compliance with Rule 8.08 of the Revised Listing Rules will be granted. In view of the Placing, it is expected that the public shareholding in DFG will be approximately 20.01% shortly after Completion, an application has been made by DFG to the Stock Exchange for a waiver from strict compliance with Rule 8.08 of the Revised Listing Rules. The Stock Exchange has granted a waiver of one month period from Completion for the restoration of public float of DFG Shares to 25% of its then issued share capital. Under Rule

8.08 of the Revised Listing Rules, the Stock Exchange will normally require suspension of trading in an issuer’s securities where the percentage of its public float falls below 15% (or 10% in case of an issuer that has been granted a public float waiver under Rule 8.08(1)(d) at the time of listing). Further, under the Revised Listing Rules, for so long as less than 25% of the DFG Shares are held by the public, the Stock Exchange will monitor closely all trading in DFG Shares to ensure a false market in DFG Shares does not develop and may suspend the DFG Shares if there is any unusual price movement. DFG and PCCW have each undertaken to the Stock Exchange to take appropriate steps (which may include further issue of new shares in DFG or arrange for sale of shares in DFG by the PCCW Group) to ensure restoration of the minimum percentage of shares of DFG to public hands within one month from Completion.

Investors should exercise caution when dealing in the DFG Shares as Completion is subject to a number of conditions precedent and, accordingly, Completion or the Placing may or may not proceed.

Trading in the securities of DFG was suspended at DFG’s request with effect from 9:30 a.m. on 30th April, 2004 pending the release of this announcement. An application will be made by DFG for trading in the securities of DFG to resume with effect from 9:30 a.m. on 3rd May, 2004.

As at the date of this announcement, the PCCW Board comprises eight executive directors, including Mr. Li Tzar Kai, Richard (Chairman), Mr. So Chak Kwong, Jack (Deputy Chairman and Group Managing Director), Mr. Yuen Tin Fan, Francis (Deputy Chairman), Mr. Peter Anthony Allen, Mr. Alexander Anthony Arena, Mr. Michael John Butcher, Mr. Chung Cho Yee, Mico and Mr. Lee Chi Hong, Robert; two non-executive directors including Sir David Ford, KBE, LVO and The Hon Raymond George Hardenbergh Seitz, and five independent non-executive directors, including Prof. Chang Hsin-kang, Dr. Fung Kwok King, Victor, Dr. The Hon Li Kwok Po, David, GBS, JP, Sir Roger Lobo, CBE, JP and Mr. Aman Mehta.

As at the date of this announcement, the DFG Board comprises four executive directors, including Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Chan Kwok Hung and Mr. Zhang Shi Chen; and two independent non-executive directors, including Mr. Tsang Link Carl, Brian and Mr. Zhao Wenfu. All the existing members of the DFG Board would resign after Completion and announcement will be made by DFG whenever there is any change in directorship.

By Order of the Board	By Order of the Board
PCCW Limited	Dong Fang Gas Holdings Limited
Hubert Chak	Feona Ng
Company Secretary	Company Secretary

Hong Kong 30th April, 2004

The directors of DFG jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the PCCW Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, the opinions (other than those relating to the PCCW Group) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement (other than statements relating to the PCCW Group) in this announcement misleading.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information in relation to PCCW Group contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in relation to the PCCW Group in this announcement have been arrived at after due and careful consideration and there are no other facts in relation to PCCW Group not contained in this announcement, the omission of which would make any statement in this announcement in relation to PCCW Group misleading.

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